UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hickok Incorporated

Full Name of Registrant

10514 Dupont Avenue

Address of Principal Executive Office (Street and Number)

Cleveland, Ohio 44108

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Hickok Incorporated  (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended September 30, 2012 (the “Form 10-K”) by the prescribed date without unreasonable effort or expense. The reason for the delay is to allow the Company additional time to gather information required for an accurate and full completion of the Annual Report on Form 10-K. A proposed financing transaction that is currently expected to be completed within the next two weeks may, if completed, impact the Company's financial statements for fiscal 2012 and other information required to be disclosed in the Form 10-K. The filing delay is not the result of the need to restate any prior period financial results. At this point, the company expects to be able to file within the additional time allowed by the Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert L. Bauman	(216)	541-8060
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). YES ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on unaudited, preliminary estimates, the Company expects to report a net loss of  approximately $784,000 for the year ended September 30, 2012, compared to a net loss of approximately $673,000 for the year ended September 30, 2011. The following table sets forth certain unaudited, preliminary financial information for fiscal 2012 compared to the audited data for fiscal 2011.

	Year ended September 30,
	2012 Unaudited	2011

Net sales	$4,761,289	$5,068,613
Income (loss) before Income taxes	(783,966)	(672,535)
Income (recovery of) taxes	-	-
Net income (loss)	(783,966)	(672,535)

Basic income (loss) per share	(.57)	(.54)
Diluted income (loss) per share	(.57)	(.54)

Weighted average shares outstanding	1,372,812	1,248,095

The current year results are primarily the result of lower revenues. It is possible that, if completed, the proposed financing transaction referenced above could have an effect on the Company's independent registered public accounting firm expressing an opinion on the Company's ability to continue as a going concern.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Hickok Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 21, 2012	By:	/s/ Robert L. Bauman
		Name:	Robert L. Bauman
		Title:	President and Chief Executive Officer